Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP DISCOVERS FIVE NEW HIGH-GRADE SILVER ZONES AND EXTENDS KNOWN SILVER ZONES AT THE HZG MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – February 7, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results from its 2012 underground tunneling and diamond drilling campaign at the HZG Mine, Ying Mining District, Henan Province, China.

The HZG Mine is located 1.4 kilometres south of the SGX Mine in the Ying Mining District. A total of 4,681 metres (“m”) of underground tunneling and 14,394m of diamond drilling in 41 holes were completed between January 1, 2012 and December 31, 2012 at the HZG Mine for the purposes of testing the strike and downdip extension of the major mineralized vein structures HZ20, HZ22 and HZ5. As a result of this program, five new vein structures HZ20W, HZ22W, HZ23, HZ23E and HZ23E1 have been discovered and contain high-grade silver mineralization.

Highlights of selected mineralization zones exposed in underground tunnels:

•	Drift PD820-HZ20-690-SYM-ECM3-SYM along vein HZ20 on 690m level, has revealed a zone 130m in length, 0.74m true width grading 599 g/t silver (“Ag”), 3.29% lead (“Pb”) and 0.35% zinc (“Zn”);

•	Drift PD820-HZ20W-650 along vein HZ20W, a newly discovered vein, on 650m level, has revealed a zone 45m in length, 1.25m true width grading 1,409g/t Ag, 0.30% Pb and 0.85% Zn;

•	Drift PD810-740-HZ5 along vein HZ5 on 740m level, has revealed a zone of 75m in length, 0.50m true width grading 669g/t Ag, 0.79% Pb and 0.11% Zn;

•	Drift PD810-HZ5-780-SYM along vein HZ5 on 780m level, has revealed a zone 85m in length, 0.54m true width grading 544g/t Ag, 0.88% Pb and 0.10% Z; and

•	Drift PD820-HZ20-770-SYM along vein HZ20 on 770m level, has revealed a zone 50m in length, 0.74m true width grading 664g/t Ag, 2.61% Pb and 0.27% Zn.

Highlights of selected intercepts of drill holes:

•	Hole ZK43B02 intercepted a 1.12m interval, 1.12m true width of vein HZ22 grading 637g/t Ag, 1.25% Pb and 0.13% Zn at the 711m elevation; and

•

Hole ZK47B03 intercepted a 1.14m interval, 1.13m true width of vein HZ22W grading 542g/t Ag, 1.02% Pb and 0.11% Zn at the 700m elevation, and a 0.77m interval, 0.76m true width, of vein HZ23 grading 449 g/t Ag, 0.51% Pb, and 0.32% Zn.

The purpose of the underground tunneling program (consisting of 2,541m of drifts, 1,174m of cross-cuts, and 1,015m of raises) was to delineate and upgrade the previous drill-defined resource blocks within the major vein structures between the 650m and the 850m elevations. Drift and crosscut tunnels have been developed at 40m to 50m intervals and are connected with raises, declines, and shafts through different levels. A total of 1,790 chip samples were collected during the 2012 underground tunneling program. Zones of mineralization were exposed in tunnels on different levels along major mineralized vein structures HZ20, HZ20W, HZ22 and HZ5 between the 650m and the 850m elevations.

The 2012 diamond drilling program was designed to test the lateral and downdip extension of the major mineralized vein structures between the 750m and the 400m elevations. A total of 14,394m of drilling (including 7,768m in 17 surface holes and 6,626m in 24 underground holes), was completed and a total of 1,009 core samples were collected in the 2012 drilling program. As at December 31, 2012, assay results for 28 holes have been received. 19 of the 28 holes with assay results intercepted mineralization zones. The 2012 diamond drilling program delineated a resource block that extends 400m along strike and from the 800m to 550m elevation downdip between exploration lines 41 and 51 within the vein structure HZ22. A summary of the vein structures is as follows:

  Vein Structure HZ20W: HZ20W is located parallel to the west of vein structure HZ20 and has been revealed by underground tunneling at the 650m elevation. The vein structure has been traced for approximately 400m along strike and high-grade mineralization zones have been exposed within the structure in underground tunnels.

  Vein Structure HZ22W: HZ22W is located 30m to 40m (and runs parallel) to the west of vein structure HZ22. Mineralization zones within this structure have been intercepted between the 700m and 750m elevations in surface holes ZK45B03, ZK4703, ZK4704, ZK47B03 and ZK47B04 between exploration lines 45 and 48.

  Vein Structure HZ23: HZ23 is located parallel to the east of HZ22 and the discovery was made by surface drilling. The mineralization zones within the vein structure have been intercepted at the 660m, 620m and 390m elevations by surface holes ZK43B02, ZK43B04, ZK4505 and ZK4703, drilled between exploration lines 43 and 47.

  Vein Structures HZ23E and HZ23E1: HZ23E and its parallel zones are located approximately 50m to the east of HZ23. The vein group consists of at least three mineralized zones which have been intercepted in holes ZK43B03 and ZK43B04 on exploration line 44.

Tables 1 and 2 below list the assay results of some selected mineralization zones exposed in tunnels and intercepts in drill holes.

In 2013, a comprehensive exploration program including 2,062m of underground tunneling on vein structures HZ20, HZ22 and HZ5 and 29,568m of underground diamond drilling on vein structures HZ20, HZ20W, HZ22, and HZ23 is planned at the HZG Mine.

Table 1: Selected tunneling results from the HZG Mine

Tunnel ID	Level (m)	Vein	Distance to Reference Point (m)	Reference Point	Channel Azimuth	Mineralization Intercepts
						Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
PD810-HZ5-780-SYM	780	HZ5	65	XA4	130	0.70	0.68	482	1.45	0.08
	780	HZ5	70	XA4	130	0.60	0.58	228	0.92	0.10
	780	HZ5	75	XA4	130	0.80	0.77	1,009	3.41	0.12
	780	HZ5	80	XA4	130	1.60	1.55	1,390	0.67	0.11
	780	HZ5	85	XA4	130	0.80	0.77	587	0.72	0.13
	780	HZ5	90	XA4	130	0.20	0.19	13	0.24	0.12
	780	HZ5	95	XA4	130	0.60	0.58	13	0.56	0.13
	780	HZ5	100	XA4	130	0.50	0.48	666	1.19	0.07
	780	HZ5	105	XA4	130	0.45	0.43	1,450	0.61	0.09
	780	HZ5	110	XA4	137	0.60	0.58	80	0.33	0.10
	780	HZ5	115	XA4	137	0.40	0.39	9	0.20	0.04
	780	HZ5	120	XA4	137	0.50	0.48	172	0.85	0.11
	780	HZ5	125	XA4	150	0.40	0.39	175	0.93	0.09
	780	HZ5	130	XA4	150	0.50	0.48	36	0.08	0.05
	780	HZ5	135	XA4	150	0.30	0.29	3	0.11	0.16
	780	HZ5	140	XA4	150	0.30	0.29	13	0.06	0.04
	780	HZ5	145	XA4	150	0.40	0.39	573	0.89	0.22
	780	HZ5	150	XA4	150	0.50	0.48	102	0.37	0.11
Length of the zone			85m	Weighted Average		0.56	0.54	540	0.88	0.10
PD810-740-HZ5-SYM	740	HZ5	0	A9	137	0.95	0.92	1,116	0.84	0.16
	740	HZ5	5	A9	137	1.10	1.06	3,046	0.29	0.17
	740	HZ5	10	A9	137	0.30	0.29	7	0.05	0.08
	740	HZ5	15	A9	137	0.55	0.53	103	0.19	0.08
	740	HZ5	20	A9	137	0.55	0.53	22	0.34	0.11
	740	HZ5	25	A9	137	0.70	0.68	264	3.13	0.12
	740	HZ5	30	A9	135	0.25	0.24	3	0.01	0.01
	740	HZ5	35	A9	135	0.40	0.39	51	0.81	0.06
	740	HZ5	40	A9	135	0.20	0.19	3	0.01	0.01
	740	HZ5	45	A9	135	0.50	0.48	76	0.28	0.07
	740	HZ5	50	A9	135	0.35	0.34	3	0.31	0.09
	740	HZ5	55	A9	135	0.30	0.29	29	0.01	0.06
	740	HZ5	60	A9	135	0.30	0.29	24	0.01	0.07
	740	HZ5	65	A9	135	0.50	0.48	875	0.62	0.13
Length of the zone			65m	Weighted Average		0.50	0.48	745	0.65	0.11
PD810-780-HZ22-NYM	780	HZ22	130	CM'1	146	0.65	0.59	48	0.16	0.06
	780	HZ22	135	CM'1	146	0.50	0.45	3	0.03	0.04
	780	HZ22	140	CM'1	122	0.50	0.45	223	1.22	0.16
	780	HZ22	145	CM'1	122	0.60	0.54	105	1.78	0.08
	780	HZ22	150	CM'1	115	0.85	0.77	113	0.24	0.05
	780	HZ22	155	CM'1	115	0.55	0.50	334	0.65	0.11
	780	HZ22	160	CM'1	135	0.55	0.50	357	1.26	0.03
	780	HZ22	165	CM'1	135	0.70	0.63	308	0.12	0.04
	780	HZ22	170	CM'1	135	0.55	0.50	140	1.22	0.06
	780	HZ22	175	CM'1	122	0.50	0.45	61	1.00	0.02
	780	HZ22	180	CM'1	122	0.90	0.82	440	0.33	0.02
	780	HZ22	185	CM'1	122	0.80	0.73	388	0.46	0.07
	780	HZ22	190	CM'1	122	0.80	0.73	99	0.35	0.10

Tunnel ID	Level (m)	Vein	Distance to Reference Point (m)	Reference Point	Channel Azimuth	Mineralization Intercepts
						Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
	780	HZ22	195	CM'1	122	0.45	0.41	566	0.21	0.04
Length of the zone			65m	Weighted Average		0.64	0.58	230	0.60	0.06
PD810 780 HZ22 NYM	780	HZ22	215	XA4	140	0.60	0.54	151	0.13	0.08
	780	HZ22	220	XA4	140	0.85	0.77	650	0.73	0.13
	780	HZ22	225	XA4	140	0.90	0.82	1,353	0.74	0.25
	780	HZ22	230	XA4	140	0.95	0.86	867	0.38	0.08
	780	HZ22	235	XA4	135	0.95	0.86	760	1.30	0.18
	780	HZ22	240	XA4	135	0.45	0.41	48	0.10	0.01
	780	HZ22	245	XA4	135	0.40	0.36	323	0.52	0.07
	780	HZ22	250	XA4	135	0.60	0.54	248	1.84	0.19
Length of the zone			35m	Weighted Average		0.71	0.65	650	0.76	0.14
PD810 740 HZ5 NYM	740	HZ5	80	A9	138	0.80	0.77	84	3.58	0.09
	740	HZ5	85	A9	138	0.70	0.68	462	0.17	0.05
	740	HZ5	90	A9	138	0.70	0.68	998	0.79	0.09
	740	HZ5	95	A9	138	0.55	0.53	135	0.59	0.12
	740	HZ5	100	A9	138	0.20	0.19	3	0.01	0.01
	740	HZ5	105	A9	138	0.30	0.29	3	0.01	0.04
	740	HZ5	110	A9	138	0.50	0.48	160	0.40	0.13
Length of the zone			30m	Weighted Average		0.54	0.52	332	1.08	0.08
PD890 HZ22 850 SYM	850	HZ22	0	A5 ?	121	0.60	0.54	455	1.33	0.27
	850	HZ22	5	A5 ?	121	0.40	0.36	10	0.06	0.03
	850	HZ22	10	A5 ?	121	0.60	0.54	62	6.01	0.18
	850	HZ22	15	A5 ?	121	0.20	0.18	38	0.05	0.02
	850	HZ22	20	A5 ?	121	0.40	0.36	16	0.36	0.06
	850	HZ22	25	A5 ?	121	0.50	0.45	91	2.91	0.17
	850	HZ22	30	A5 ?	121	0.50	0.45	296	7.82	0.14
Length of the zone			30m	Weighted Average		0.46	0.41	163	3.11	0.15
PD890 HZ22 850 NYM	850	HZ22	0	A4-1	110	0.48	0.44	860	1.85	0.13
	850	HZ22	5	A4-1	110	0.58	0.53	592	0.46	0.10
	850	HZ22	10	A4-1	110	0.63	0.57	456	2.14	0.49
	850	HZ22	15	A4-1	110	0.40	0.36	367	0.59	0.19
	850	HZ22	20	A4-1	110	0.50	0.45	87	0.09	0.07
	850	HZ22	25	A4-1	110	0.55	0.50	52	0.05	0.03
	850	HZ22	30	A4-1	110	0.70	0.63	56	0.08	0.01
Length of the zone			30m	Weighted Average		0.55	0.50	339	0.75	0.15
PD890 HZ22 850 SYM	850	HZ22	95	A5'	123	0.40	0.36	464	0.45	0.09
	850	HZ22	100	A5'	305	1.30	1.18	42	0.03	0.01
	850	HZ22	105	A5'	305	0.80	0.73	40	0.07	0.13
	850	HZ22	110	A5'	305	0.85	0.77	398	0.33	0.07
	850	HZ22	115	A5'	305	0.90	0.82	210	0.09	0.01
	850	HZ22	120	A5'	305	0.80	0.73	304	0.01	0.01
	850	HZ22	125	A5'	305	0.40	0.36	47	0.21	0.15
	850	HZ22	130	A5'	305	0.70	0.63	72	0.08	0.04
	850	HZ22	135	A5'	305	0.80	0.73	356	0.23	0.25
	850	HZ22	140	A5'	305	0.50	0.45	53	0.23	0.08
	850	HZ22	145	A5'	305	0.50	0.45	52	0.17	0.08
	850	HZ22	150	A5'	305	0.90	0.82	64	0.12	0.11
Length of the zone			55m	Weighted Average		0.74	0.67	170	0.14	0.08
PD850 HZ22 810 SYM	810	HZ22	0	22S1	116	0.50	0.45	249	0.62	0.23
	810	HZ22	5	22S1	116	0.20	0.18	20	0.15	0.07
	810	HZ22	10	22S1	116	0.70	0.63	350	0.23	0.17
	810	HZ22	15	22S1	116	0.60	0.54	775	0.19	0.13
	810	HZ22	20	22S1	116	0.50	0.45	565	0.46	0.19
	810	HZ22	25	22S1	116	0.80	0.73	690	0.22	0.10
	810	HZ22	30	22S1	116	0.60	0.54	307	0.09	0.05
	810	HZ22	35	22S1	130	0.40	0.36	268	0.42	0.14
	810	HZ22	40	22S1	130	0.40	0.36	46	1.33	0.05
	810	HZ22	45	22S1	130	0.60	0.54	46	0.24	0.02
	810	HZ22	50	22S1	130	0.20	0.18	5	0.13	0.03
	810	HZ22	55	22S1	130	0.50	0.45	77	0.02	0.02
	810	HZ22	60	22S1	130	1.30	1.18	797	1.89	0.20
Length of the zone			60m	Weighted Average		0.56	0.51	423	0.60	0.12
PD850 HZ20 810 SYM	810	HZ20	135	XS40-4	78	0.50	0.48	4,589	5.36	0.93
	810	HZ20	140	XS40-4	78	0.60	0.58	149	0.22	0.22
	810	HZ20	145	XS40-4	78	1.00	0.97	353	0.95	0.12
	810	HZ20	150	XS40-4	78	0.40	0.39	411	10.37	0.17

Tunnel ID	Level (m)	Vein	Distance to Reference Point (m)	Reference Point	Channel Azimuth	Mineralization Intercepts
						Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
	810	HZ20	155	XS40-4	78	0.70	0.68	716	0.52	0.16
	810	HZ20	160	XS40-4	78	1.00	0.97	247	0.93	0.42
	810	HZ20	165	XS40-4	78	0.60	0.58	142	0.61	0.05
	810	HZ20	170	XS40-4	87	0.40	0.39	62	0.69	0.04
	810	HZ20	175	XS40-4	87	0.60	0.58	9	0.45	0.06
	810	HZ20	180	XS40-4	87	0.60	0.58	110	0.69	0.04
	810	HZ20	185	XS40-4	87	0.50	0.48	1,369	12.31	1.62
	810	HZ20	190	XS40-4	87	0.60	0.58	51	29.58	0.15
Length of the zone			55m	Weighted Average		0.63	0.60	606	4.59	0.31
PD850 HZ22 810 SYM	810	HZ22	0	XS51-6	138	0.80	0.73	334	0.44	0.38
	810	HZ22	5	XS51-6	121	0.60	0.54	81	0.47	0.05
	810	HZ22	25	XS51-6	308	1.20	1.09	89	2.28	0.22
	810	HZ22	30	XS51-6	138	1.20	1.09	408	5.49	0.24
	810	HZ22	35	XS51-6	308	0.50	0.45	2,160	1.00	2.08
	810	HZ22	45	XS51-6	138	0.80	0.73	24	2.30	0.10
Length of the zone			45m	Weighted Average		0.85	0.77	394	2.41	0.39
PD820 HZ20 770 SYM	770	HZ20	0	S26	78	0.40	0.39	1,159	0.62	1.95
	770	HZ20	5	S26	78	0.40	0.39	164	0.30	0.12
	770	HZ20	20	S26	78	0.40	0.39	30	0.92	0.08
	770	HZ20	25	S26	78	0.40	0.39	86	2.77	0.51
	770	HZ20	30	S26	78	0.40	0.39	5	0.06	0.06
	770	HZ20	35	S26	78	0.40	0.39	261	0.37	0.17
	770	HZ20	40	S26	85	0.50	0.48	76	0.29	0.12
Length of the zone			40m	Weighted Average		0.41	0.40	248	0.75	0.42
PD820 HZ20 770 SYM	770	HZ20	70	S26	98	0.50	0.48	3,311	0.32	1.26
	770	HZ20	75	S26	98	0.50	0.48	252	2.16	0.60
	770	HZ20	80	S26	98	0.40	0.39	19	0.15	0.08
	770	HZ20	85	S26	98	0.40	0.39	142	0.35	0.09
	770	HZ20	90	S26	98	0.80	0.77	138	5.22	0.13
	770	HZ20	95	S26	98	0.80	0.77	98	0.95	0.12
	770	HZ20	100	S26	98	1.20	1.16	88	2.32	0.17
	770	HZ20	105	S26	98	0.80	0.77	109	7.27	0.12
	770	HZ20	110	S26	98	1.20	1.16	546	8.47	0.17
	770	HZ20	115	S26	98	1.20	1.16	146	2.06	0.10
Length of the zone			30m	Weighted Average		0.91	0.88	198	4.11	0.13
PD820 HZ20 770 SYM	770	HZ20	5	S32	77	0.80	0.77	1,329	0.05	0.10
	770	HZ20	10	S32	102	0.80	0.77	45	0.60	<0.10
	770	HZ20	15	S32	102	0.40	0.39	2	0.26	0.05
	770	HZ20	20	S32	92	0.80	0.77	405	0.23	0.21
	770	HZ20	25	S32	92	0.80	0.77	2,420	16.10	0.50
	770	HZ20	30	S32	92	0.80	0.77	1,836	4.12	1.10
	770	HZ20	35	S32	98	0.80	0.77	143	0.98	0.19
	770	HZ20	40	S32	98	0.80	0.77	282	0.42	0.18
	770	HZ20	45	S32	98	0.80	0.77	468	4.10	0.42
	770	HZ20	50	S32	91	0.80	0.77	2	0.14	0.14
	770	HZ20	55	S32	91	0.80	0.77	36	0.55	<0.10
Length of the zone			50m	Weighted Average		0.76	0.74	664	2.61	0.27
PD820 HZ20 730 SYM WCM1 SYM	730	HZ20	0	DS16	101	0.50	0.48	204	0.28	0.24
	730	HZ20	5	DS16	101	0.40	0.39	117	0.67	0.06
	730	HZ20	10	DS16	101	0.50	0.48	198	0.54	0.33
	730	HZ20	15	DS16	101	0.50	0.48	470	0.17	0.27
	730	HZ20	20	DS16	101	0.50	0.48	102	3.41	0.41
	730	HZ20	25	DS16	101	0.40	0.39	72	1.80	0.24
	730	HZ20	30	DS16	101	0.40	0.39	220	4.15	0.13
	730	HZ20	35	DS16	101	0.40	0.39	1,269	0.78	1.19
Length of the zone			35m	Weighted Average		0.45	0.43	322	1.43	0.35
PD820 HZ20 730 SYM WCM1 NYM	730	HZ20	5	DS16	104	0.40	0.39	297	1.02	0.38
	730	HZ20	10	DS16	104	0.70	0.68	78	0.17	0.18
	730	HZ20	15	DS16	104	0.60	0.58	762	0.23	0.18
	730	HZ20	20	DS16	104	0.70	0.68	842	5.78	1.04
	730	HZ20	25	DS16	104	0.55	0.53	51	0.20	0.14
	730	HZ20	30	DS16	104	0.65	0.63	554	1.25	0.64
	730	HZ20	35	DS16	104	0.55	0.53	158	0.57	0.29
	730	HZ20	40	DS16	104	0.60	0.58	68	0.18	0.13

Tunnel ID	Level (m)	Vein	Distance to Reference Point (m)	Reference Point	Channel Azimuth	Mineralization Intercepts
						Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
	730	HZ20	45	DS16	104	0.75	0.72	366	0.21	0.21
Length of the zone			40m	Weighted Average		0.61	0.59	366	1.13	0.36
PD820 HZ20 730 SYM ECM2 SYM	730	HZ20	35	DS20	75	1.60	1.55	131	0.27	0.09
	730	HZ20	40	DS20	75	1.20	1.16	909	0.62	0.23
	730	HZ20	45	DS20	102	0.80	0.77	166	3.34	0.73
	730	HZ20	50	DS20	102	0.80	0.77	339	3.36	0.11
	730	HZ20	55	DS20	88	1.00	0.97	24	0.05	0.10
	730	HZ20	60	DS20	88	0.80	0.77	12	0.28	0.05
	730	HZ20	65	DS20	95	0.90	0.87	80	4.36	0.20
	730	HZ20	70	DS20	95	0.80	0.77	2	0.42	0.05
	730	HZ20	75	DS20	95	0.80	0.77	5	0.05	0.05
	730	HZ20	80	DS20	95	0.80	0.77	64	1.46	<0.10
	730	HZ20	85	DS20	95	0.80	0.77	2	0.13	0.05
	730	HZ20	90	DS20	87	0.80	0.77	26	0.47	0.11
	730	HZ20	95	DS20	87	0.80	0.77	30	3.04	<0.10
	730	HZ20	100	DS20	87	0.80	0.77	448	3.21	0.35
	730	HZ20	105	DS20	100	1.20	1.16	115	2.97	0.11
	730	HZ20	110	DS20	100	1.00	0.97	43	5.96	0.46
Length of the zone			75m	Weighted Average		0.93	0.90	165	1.83	0.17
PD820 HZ20 690 ECM3 NYM	690	HZ20	0	EN5	65	0.60	0.58	1,128	0.09	0.41
	690	HZ20	5	EN5	65	0.60	0.58	1,120	0.02	0.31
	690	HZ20	10	EN5	65	0.40	0.39	855	0.10	0.19
	690	HZ20	25	EN5	65	0.40	0.39	111	0.04	0.17
	690	HZ20	30	EN5	65	0.80	0.77	82	0.11	0.08
Length of the zone			30m	Weighted Average		0.56	0.54	643	0.08	0.23
PD820 HZ20 690 ECM3 NYM	690	HZ20	0	EN5	65	0.60	0.58	1,128	0.09	0.41
	690	HZ20	5	EN5	65	0.60	0.58	1,120	0.02	0.31
	690	HZ20	10	EN5	65	0.40	0.39	855	0.10	0.19
	690	HZ20	15	EN5	65	0.30	0.29	16	0.11	0.07
	690	HZ20	20	EN5	65	0.30	0.29	45	0.12	0.13
	690	HZ20	25	EN5	65	0.40	0.39	111	0.04	0.17
	690	HZ20	30	EN5	65	0.80	0.77	82	0.11	0.08
Length of the zone			30m	Weighted Average		0.49	0.47	535	0.08	0.21
PD820 HZ20 690 SYM ECM3 SYM	690	HZ20	5	ES10	90	0.40	0.39	110	0.62	0.26
	690	HZ20	10	ES10	90	0.40	0.39	210	0.19	0.15
	690	HZ20	15	ES10	90	0.40	0.39	5	0.51	0.13
	690	HZ20	20	ES10	90	0.40	0.39	363	1.98	0.26
	690	HZ20	25	ES10	90	0.40	0.39	26	0.26	0.21
	690	HZ20	30	ES10	90	0.40	0.39	121	0.40	0.32
	690	HZ20	35	ES10	90	0.80	0.77	500	0.33	0.23
	690	HZ20	40	ES10	90	0.80	0.77	2,491	3.07	1.97
	690	HZ20	45	ES10	90	0.80	0.77	1,038	1.34	0.65
	690	HZ20	50	ES10	90	0.40	0.39	521	1.27	0.22
	690	HZ20	55	ES10	90	0.80	0.77	679	3.25	1.49
	690	HZ20	60	ES10	97	0.80	0.77	1,671	0.70	0.79
	690	HZ20	65	ES10	97	0.80	0.77	1,965	1.09	0.62
	690	HZ20	70	ES10	97	0.80	0.77	1,784	8.78	0.36
	690	HZ20	75	ES10	80	0.80	0.77	36	2.43	<0.10
	690	HZ20	80	ES10	80	1.20	1.16	148	4.09	0.11
	690	HZ20	85	ES10	98	0.80	0.77	411	0.22	0.19
	690	HZ20	90	ES10	98	0.80	0.77	480	18.38	0.17
	690	HZ20	95	ES10	89	0.80	0.77	420	9.21	0.15
	690	HZ20	100	ES10	89	0.80	0.77	11	0.19	0.05
	690	HZ20	105	ES10	89	0.80	0.77	5	0.25	0.05
	690	HZ20	110	ES10	97	0.80	0.77	290	0.50	0.29
	690	HZ20	115	ES10	97	0.80	0.77	262	0.31	0.17
	690	HZ20	120	ES10	97	1.20	1.16	134	3.64	0.23
	690	HZ20	125	ES10	81	0.80	0.77	934	3.68	0.19
	690	HZ20	130	ES10	81	1.20	1.16	426	6.28	0.00
	690	HZ20	135	ES10	81	0.80	0.77	252	4.87	0.21
Length of the zone			130m	Weighted Average		0.74	0.72	599	3.29	0.35
PD820 650 Transportation	650	HZ20W	70	F4-1	89	0.40	0.39	68	0.31	0.19
	650	HZ20W	75	F4-1	89	0.50	0.48	120	0.51	0.22
	650	HZ20W	80	F4-1	89	0.40	0.39	656	0.32	0.40

Tunnel ID	Level (m)	Vein	Distance to Reference Point (m)	Reference Point	Channel Azimuth	Mineralization Intercepts
						Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
	650	HZ20W	85	F4-1	89	0.50	0.48	57	0.22	0.10
	650	HZ20W	90	F4-1	89	0.70	0.68	46	0.12	0.06
	650	HZ20W	95	F4-1	89	0.50	0.48	134	0.26	0.19
	650	HZ20W	100	F4-1	89	1.00	0.97	252	0.57	0.22
	650	HZ20W	105	F4-1	89	0.50	0.48	69	0.21	0.09
Length of the zone			35m	Weighted Average		0.56	0.54	170	0.33	0.18
PD820 HZ20W 650 PD700Main NYM	650	HZ20W	5	FN10	358	1.30	1.26	1,082	0.24	0.80
	650	HZ20W	10	FN10	358	1.30	1.26	1,204	0.06	0.59
	650	HZ20W	15	FN10	358	0.80	0.77	786	0.19	1.08
PD820 HZ20W 650 PD700Main SYM	650	HZ20W	0	FN10	178	1.90	1.84	1,393	0.16	0.61
	650	HZ20W	5	FN10	178	1.50	1.45	2,657	0.07	1.48
	650	HZ20W	10	FN10	178	0.90	0.87	3,952	0.32	2.03
	650	HZ20W	15	FN10	178	0.80	0.77	3,024	0.15	1.10
	650	HZ20W	20	FN10	174	1.30	1.26	312	0.05	0.93
	650	HZ20W	25	FN10	174	0.90	0.87	107	0.23	0.12
	650	HZ20W	30	FN10	174	2.20	2.13	664	1.00	0.42
Length of the zone			45m	Weighted Average		1.29	1.25	1,409	0.30	0.85

Table 2: Selected drill results from the HZG Mine

Hole ID	From	To	Elevation (m)	Recovery (%)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Veine
ZK43B02	246.59	247.99	711	99	1.12	1.12	637	1.25	0.13	HZ22
	320.77	322.09	661	100	1.06	1.05	76	1.11	0.30	HZ23
ZK41B02	496.10	498.90	588	100	0.41	0.39	33	2.22	0.18	HZ22
ZK43B03	274.40	276.89	645	98	1.45	1.44	234	0.29	0.07	HZ22
	463.66	465.33	482	98	0.96	0.95	151	0.55	0.20	HZ23E1
ZK41B03	158.41	159.58	797	100	0.42	0.40	618	0.40	0.18	HZ20
ZK43B04	496.28	497.28	427	97	0.47	0.47	92	0.34	0.15	HZ23E
	536.00	537.32	390	100	0.81	0.78	143	0.40	0.15	HZ23E1
ZKB59A001	296.69	298.07	668	100	1.05	1.02	165	0.06	0.10	New Zone
ZK45B03	232.18	233.18	717	100	0.58	0.57	18	2.48	1.56	HZ22W
	249.92	252.02	701	100	1.21	1.20	255	0.85	0.10	HZ22
ZK4703	465.85	468.14	620	99	2.05	2.02	178	3.24	0.17	HZ23
ZKB57A003	287.25	289.25	601	100	1.59	1.52	109	0.30	0.06	HZ5
ZK47B03	271.05	271.72	733	100	0.55	0.55	141	4.03	0.49	New Zone
	319.83	321.20	701	100	1.14	1.13	542	1.02	0.11	HZ22W
	360.91	361.92	674	99	0.84	0.83	184	12.86	0.16	HZ22
	395.16	396.59	651	100	1.19	1.18	113	0.22	0.10	HZ22E
	468.57	469.49	603	93	0.77	0.76	449	0.51	0.32	HZ23
ZK47B04	325.94	326.94	680	100	0.90	0.87	69	1.85	0.07	HZ22W
ZK4704	474.55	475.60	564	99	0.84	0.83	223	3.03	0.06	HZ23
ZK45B04	272.99	274.24	666	100	0.89	0.84	339	0.52	0.23	HZ22
ZKB4505	246.53	249.43	715	100	2.43	2.38	149	0.58	0.12	HZ22
	323.75	325.25	659	100	1.27	1.24	80	0.97	0.12	HZ23
ZK47B05	289.57	291.26	682	99	1.37	1.33	189	0.58	0.08	HZ5

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, China, 226 km northeast of Beijing, an ISO9000 certified analytical lab. Sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

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Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

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